Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

LinnCo, LLC:

We consent to the use of our reports dated March 15, 2016, with respect to the balance sheets of LinnCo, LLC as of December 31, 2015 and 2014, and the related statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, included herein, and to the reference to our firm under the heading “Experts” in the prospectus/offer to exchange.

Our report dated March 15, 2016, contains an explanatory paragraph that states that the Company had income taxes payable of approximately $30 million and cash of approximately $11 million as of December 31, 2015. The Company’s only significant asset is its interest in LINN Energy units and the Company’s cash flow, which was historically used to pay dividends to the Company’s shareholders, is completely dependent upon the ability of LINN Energy to make distributions to its unitholders. In October 2015, LINN Energy suspended the payment of its distribution. Accordingly, the uncertainty associated with the Company’s ability to meet its obligations as they become due raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP
Houston, Texas
March 22, 2016